UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _5__)*

J.D. Edwards & Company ____________________________________________________________________________

(Name of Issuer)

Common Stock ____________________________________________________________________________

(Title of Class of Securities)

281667105 ______________________________

(CUSIP Number)

December 31, 2002 _______________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 281667105 13G Page 2 of 5 Pages

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

C. Edward McVaney

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) [ ] (b) [x]

3 SEC USE ONLY:

4 CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER: 1,891,401

6 SHARED VOTING POWER: 3,358,220 (shares held in wife's trust)

7 SOLE DISPOSITIVE POWER: 1,891,401

8 SHARED DISPOSITIVE POWER: 3,358,220 (shares held in wife's trust)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,249,621

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS): [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.3% (based on shares outstanding as reported in issuer's Form 10-K, filed 12/6/02.

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN


Item 1.

(a) Name of Issuer

J.D. Edwards & Co.

(b) Address of Issuer's Principal Executive Offices

One Technology Way
Denver, CO 80237

Item 2.

(a) Name of Person Filing

C. Edward McVaney

(b) Address of Principal Business Office or, if none, Residence

3900 S. Colorado Blvd.
Englewood, CO 80110

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock, par value $0.001

(e) CUSIP Number

281667105

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker of dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

N/A

 Item 4. Ownership.

(a) Amount beneficially owned

5,249,621

(b) Percent of class

4.3

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,891,401

(ii) Shared power to vote or to direct the vote

3,358,221 (shares held in wife's trust)

(iii) Sole power to dispose or to direct the disposition of

1,891,401

(iv) Shared power to dispose or to direct the disposition of

3,358,221 (shares held in wife's trust)

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following [X] .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
(Date)
/s/C. Edward McVaney
(Signature)
C. Edward McVaney
(Name/Title)